Exhibit 99.1

Colleen Johnston Joins Shopify’s Board of Directors

Ottawa, Canada - January 24, 2019 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) ("Shopify") announced today that Colleen Johnston has been appointed to its board of directors, effective immediately.

Colleen is the former Chief Financial Officer of Toronto-Dominion Bank, where as a member of TD's Senior Executive Team, she led a team of over 16,000 professionals. Prior to her retirement in 2018, Colleen spent 14 years at TD, ten of which she spent as Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer. Prior to TD, Colleen held senior leadership roles at Scotiabank over the course of 15 years, including as CFO of Scotia Capital.

"We are thrilled to welcome Colleen to the Shopify board of directors," said Tobi Lütke, founder and CEO of Shopify. "Colleen brings deep expertise in financial services, strategic growth, and organizational development acquired over the course of an impressive career. I have great confidence that Shopify will benefit greatly from Colleen’s decades of experience."

"Helping entrepreneurs strive for independence and success is a mission I’m proud to be a part of," said Colleen Johnston. "I’m looking forward to contributing to the next phase of Shopify’s growth."

Colleen was recognized as Canada's CFO of the Year in 2012, an award that is presented annually by Financial Executives International Canada, PwC and Robert Half International. She was named one of the 25 Most Powerful Women in Banking by American Banker three years in a row from 2009 to 2011. She was chosen by the Women's Executive Network as one of Canada's Most Powerful Women three years in a row and in 2007 Johnston was inducted into Canada's Most Powerful Women: Top 100 Hall of Fame.

Colleen has a Bachelor of Business Administration from York University’s Schulich School of Business as well as her Chartered Accountant designation. In 2006, she was elected a Fellow Chartered Accountant, the highest designation conferred by the Institute of Chartered Accountants of Ontario.

Colleen currently serves on the board of directors of WestJet (TSX), a global airline based in Calgary, Alberta, McCain Foods, Unity Health Toronto, and the Shaw Festival Theatre.

About Shopify
Shopify is the leading multi-channel commerce platform. Merchants use Shopify to design, set up, and manage their stores across multiple sales channels, including mobile, web, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business, from payments to shipping. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 600,000 businesses in approximately 175 countries and is trusted by brands such as Nestle, Kylie Cosmetics, Allbirds, MVMT, and many more.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Darrell Etherington
Senior Director, Investor Relations	Public Relations Manager
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify